UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Amendment No. 8)
Under the Securities Exchange Act of 1934

AMARIN CORPORATION PLC
(Name of Issuer)

Ordinary Shares, 50 pence par value per share
(Title of Class of Securities)

023111206
(CUSIP Number)

John Heard
Abingworth LLP
Princes House
38 Jermyn Street
London, England SW1Y 6DN
+44 20 7534 1500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 25, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.    023111206

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only):

Abingworth LLP
98-051-8585

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: England

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	10,147,168*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	10,147,168*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,147,168*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 6.9%*

14.	Type of Reporting Person (See Instructions): PN

* As of May 25, 2012 (the “Event Date”) and as of the date of filing of this Amendment No. 8 (this “Amendment”) to Schedule 13D (the “Filing Date”) , Abingworth LLP (“Abingworth”) may be deemed to beneficially own an aggregate of 10,147,168 of the ordinary shares, 50 pence par value per share (“Ordinary Shares”) (which includes American Depository Shares, or ADSs, each representing one Ordinary Share), of Amarin Corporation plc (the “Issuer”).  The number of Ordinary Shares reported above is comprised of an aggregate of (i) 10,099,168 Ordinary Shares held by funds managed by Abingworth as of the Filing Date (including 8,500,000 Ordinary Shares issued upon the exercise of warrants held by the Abingworth Funds (which warrants were exercisable as of the Event Date), as further described in this Amendment) and (ii) 48,000 Ordinary Shares issuable upon exercise of options that may be deemed to be held on behalf of funds managed by Abingworth which were exercisable as of the Event Date and as of the Filing Date or which will become exercisable within 60 days from the Event Date or from the Filing Date.  Thus, as of the Event Date and as of the Filing Date, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Abingworth may be deemed to beneficially own 6.9% of the Ordinary Shares deemed issued and outstanding.  The foregoing beneficial ownership percentages are based upon 146,391,588 Ordinary Shares issued and outstanding, which number is equal to (x) 137,891,588 Ordinary Shares (specifically, 137,578,304 ADSs and 313,284 Ordinary Shares) issued and outstanding as of May 3, 2012, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012 (File No. 333-176897), filed with the Securities and Exchange Commission (the “SEC”) on May 8, 2012 (the “Form 10-Q”), plus (y) 8,500,000 Ordinary Shares issued upon the exercise of warrants held by the Abingworth Funds, as further described in this Amendment.

Cusip No.    023111206

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only):

Abingworth Bioventures V Co-Invest Growth Equity Fund LP
98-057-9772

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: England

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	4,485,197*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	4,485,197*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,485,197*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 3.1%*

14.	Type of Reporting Person (See Instructions): PN

* As of the Event Date and as of the Filing Date, Abingworth Bioventures V Co-Invest Growth Equity Fund LP (“AGE”) may be deemed to beneficially own an aggregate of 4,485,197 Ordinary Shares of the Issuer.  The number of Ordinary Shares reported above is comprised of (i) 4,461,197 Ordinary Shares held by AGE (including 3,750,000 Ordinary Shares issued upon the exercise of warrants held by AGE (which warrants were exercisable as of the Event Date), as further described in this Amendment) and (ii) 24,000 Ordinary Shares issuable upon exercise of options that may be deemed to be held on behalf of AGE which were exercisable as of the Event Date and as of the Filing Date or which will become exercisable within 60 days from the Event Date or from the Filing Date.  Thus, as of the Event Date and as of the Filing Date, for purposes of Rule 13d-3 under the Exchange Act, AGE may be deemed to beneficially own 3.1% of the Ordinary Shares deemed issued and outstanding.  The foregoing beneficial ownership percentages are based upon 146,391,588 Ordinary Shares issued and outstanding, which number is equal to (x) 137,891,588 Ordinary Shares (specifically, 137,578,304 ADSs and 313,284 Ordinary Shares) issued and outstanding as of May 3, 2012, as reported by the Issuer in the Form 10-Q, plus (y) 8,500,000 Ordinary Shares issued upon the exercise of warrants held by the Abingworth Funds, as further described in this Amendment.

Cusip No.    023111206

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only):

Abingworth Bioventures V L.P.
98-051-8587

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: England

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	4,485,198*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	4,485,198*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,485,198*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 3.1%*

14.	Type of Reporting Person (See Instructions): PN

* As of the Event Date and as of the Filing Date, Abingworth Bioventures V L.P. (“ABV V”) may be deemed to beneficially own an aggregate of 4,485,198 Ordinary Shares of the Issuer.  The number of Ordinary Shares reported above is comprised of (i) 4,461,198 Ordinary Shares held by ABV V (including 3,750,000 Ordinary Shares issued upon the exercise of warrants held by ABV V (which warrants were exercisable as of the Event Date), as further described in this Amendment) and (ii) 24,000 Ordinary Shares issuable upon exercise of options that may be deemed to be held on behalf of ABV V which were exercisable as of the Event Date and as of the Filing Date or which will become exercisable within 60 days from the Event Date or from the Filing Date.  Thus, as of the Event Date and as of the Filing Date, for purposes of Rule 13d-3 under the Exchange Act, ABV V may be deemed to beneficially own 3.1% of the Ordinary Shares deemed issued and outstanding.  The foregoing beneficial ownership percentages are based upon 146,391,588 Ordinary Shares issued and outstanding, which number is equal to (x) 137,891,588 Ordinary Shares (specifically, 137,578,304 ADSs and 313,284 Ordinary Shares) issued and outstanding as of May 3, 2012, as reported by the Issuer in the Form 10-Q, plus (y) 8,500,000 Ordinary Shares issued upon the exercise of warrants held by the Abingworth Funds, as further described in this Amendment.

Cusip No.    023111206

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only):

Abingworth Bioequities Master Fund Limited
66-066-0960

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	1,176,773*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	1,176,773*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,176,773*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 0.8%*

14.	Type of Reporting Person (See Instructions): CO

* As of the Event Date and as of the Filing Date, Abingworth Bioequities Master Fund Limited (“ABE”) may be deemed to beneficially own an aggregate of 1,176,773 Ordinary Shares of the Issuer.  The number of Ordinary Shares reported above is comprised of 1,176,773 Ordinary Shares held by ABE (including 1,000,000 Ordinary Shares issued upon the exercise of warrants held by ABE (which warrants were exercisable as of the Event Date), as further described in this Amendment).  Thus, as of the Event Date and as of the Filing Date, for purposes of Rule 13d-3 under the Exchange Act, ABE may be deemed to beneficially own 0.8% of the Ordinary Shares deemed issued and outstanding.  The foregoing beneficial ownership percentages are based upon 146,391,588 Ordinary Shares issued and outstanding, which number is equal to (x) 137,891,588 Ordinary Shares (specifically, 137,578,304 ADSs and 313,284 Ordinary Shares) issued and outstanding as of May 3, 2012, as reported by the Issuer in the Form 10-Q, plus (y) 8,500,000 Ordinary Shares issued upon the exercise of warrants held by the Abingworth Funds, as further described in this Amendment.

Explanatory Note

       This Amendment No. 8 (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons (as defined in the Schedule 13D) with the Securities and Exchange Commission (the “SEC”) on October 26, 2009, as amended by Amendment No. 1 to the Schedule 13D filed by the Reporting Persons with the SEC on December 23, 2010, Amendment No. 2 to the Schedule 13D filed by the Reporting Persons with the SEC on January 21, 2011, Amendment No. 3 to the Schedule 13D filed by the Reporting Persons with the SEC on March 16, 2011, Amendment No. 4 to the Schedule 13D filed by the Reporting Persons with the SEC on May 6, 2011, Amendment No. 5 to the Schedule 13D filed by the Reporting Persons with the SEC on October 20, 2011, Amendment No. 6 to the Schedule 13D filed by the Reporting Persons with the SEC on April 16, 2012, and Amendment No. 7 to the Schedule 13D filed by the Reporting Persons with the SEC on April 27, 2012 (such Schedule 13D, as amended to date, the “Schedule 13D”).  The Schedule 13D, as amended by this Amendment, relates to the ordinary shares, 50 pence par value per share (the “Ordinary Shares”), of Amarin Corporation plc (the “Issuer”), each Ordinary Share represented by one American Depositary Share (each, an “ADS” and, collectively, the “ADSs”).  Except as specifically provided herein, this Amendment does not modify or amend any of the information previously reported in the Schedule 13D.  Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 1.   Security and Issuer

       The third sentence of Item 1 of the Schedule 13D is hereby deleted and replaced with the following:

       The Issuer’s principal executive offices are located at 2 Pembroke House, Upper Pembroke Street 28-32, Dublin 2, Ireland.

Item 3.   Source and Amount of Funds or Other Consideration

       Item 3 of the Schedule 13D is hereby amended by deleting it in its entirety and substituting the following in lieu thereof:

       Pursuant to a Securities Purchase Agreement, dated as of October 12, 2009 (the “Securities Purchase Agreement”), by and among the Issuer, the Abingworth Funds and the other purchasers named therein (the “Other Purchasers” and together with the Abingworth Funds, the “Purchasers”), the Abingworth Funds acquired, for an aggregate purchase price of $17,000,000, at the closing of the transactions contemplated by the Securities Purchase Agreement (the “Closing”): (i) 17,000,000 Ordinary Shares, each Ordinary Share represented by one ADS, and (ii) warrants (the “Warrants”) to purchase up to an aggregate of 8,500,000 Ordinary Shares at an exercise price of $1.50 per share.  The Abingworth Funds purchased the Ordinary Shares and Warrants with their investment capital.

       On May 25, 2012, Abingworth notified the Issuer that each of the Abingworth Funds was irrevocably exercising its respective Warrant in full, such exercise to be effective upon each Abingworth Fund’s compliance with the provisions of Section 2 of the Warrants, including the payment of the exercise price for the number of Ordinary Shares being purchased by each Abingworth Fund and delivery of the original Warrants to the Issuer.  The Abingworth Funds committed to remit to the Issuer the aggregate exercise price of $12,750,000 (the “Exercise Price”) for the 8,500,000 Ordinary Shares issuable upon exercise of the Warrants (collectively, the “Warrant Shares”) as soon as the Abingworth Funds received such funds from their respective investors following a capital call issued to such investors.  The Abingworth Funds paid the Exercise Price for the 8,500,000 Warrant Shares to the Issuer on June 1, 2012 and all of the original Warrants were delivered to the Issuer on or prior June 4, 2012, after which the Issuer issued the Warrant Shares to the Abingworth Funds.  As noted above, each Abingworth Fund funded its portion of the Exercise Price from the respective capital contributions of the investors in such Abingworth Fund.

       On February 10, 2010 (the “Grant Date”), non-qualified stock options to purchase an aggregate of 120,000 Ordinary Shares (collectively, “Options”), at an exercise price of $1.03 per share, were awarded to Joseph Anderson, the Abingworth Funds’ designee to the Issuer’s Board of Directors.  The Options were granted to Mr. Anderson in consideration of his service as a director of the Issuer and were issued under the Amarin Corporation plc 2002 Stock Option Plan (the “Plan”).  As described in greater detail in Item 4 of this Schedule 13D, pursuant to an agreement between Mr. Anderson and Abingworth, Mr. Anderson is deemed to hold the majority of the Options for the benefit of certain of the Abingworth Funds, and must exercise, vote or dispose of that portion of the Options solely pursuant to the direction of Abingworth, and to the extent that such portion of the Options is vested, such Abingworth Funds are entitled to the Ordinary Shares issuable upon exercise of those Options.  Additional information regarding the Abingworth Funds’ right to nominate one or more designees to the Issuer’s Board of Directors is set forth in Item 4 of this Schedule 13D.

       Abingworth does not directly own any of the Ordinary Shares (including the Warrant Shares) or the Options reported herein.  Abingworth disclaims beneficial ownership of the securities reported in this Schedule 13D, except to the extent, if any, of its pecuniary interest therein.  Each of the Abingworth Funds disclaims beneficial ownership of any of the securities reported in this Schedule 13D, except for the securities held of record by such Abingworth Fund and Ordinary Shares issuable upon exercise of Options that may be deemed to be held on behalf of such Abingworth Fund which are exercisable as of the date of this Amendment or which will become exercisable within 60 days of the date of this Amendment.

Item 4.   Purpose of Transaction

       Item 4 of the Schedule 13D is hereby amended by deleting it in its entirety and substituting the following in lieu thereof:

       The Reporting Persons acquired the securities reported herein for investment purposes in the ordinary course of business because of their belief that the Issuer represents an attractive investment based on the Issuer’s business prospects and strategy.  The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.  Except as set forth herein, the Reporting Persons do not have any plan or proposal that would relate to, or result in, any of the matters set forth under subsections (a) through (j) of Item 4 of Schedule 13D.

       Pursuant to the Securities Purchase Agreement, (i) the Issuer issued and sold to the Abingworth Funds, and the Abingworth Funds purchased from the Issuer, at the Closing, 17,000,000 Ordinary Shares, each Ordinary Share represented by one ADS, and Warrants to purchase up to an aggregate of 8,500,000 Ordinary Shares at an exercise price of $1.50 per share, and (ii) the Issuer issued and sold to the Other Purchasers, and the Other Purchasers purchased from the Issuer, at the Closing, 53,399,996 Ordinary Shares, each Ordinary Share represented by one ADS, and Warrants to purchase up to an aggregate of 26,699,996 Ordinary Shares (the transactions specified in clauses (i) and (ii) above are referred to herein collectively as the “Private Placement”).  Each Abingworth Fund was prohibited from exercising the Warrants purchased by it, to the extent that after giving effect to such exercise, such Abingworth Fund (together with its affiliates) would beneficially own in excess of 9.99% of the Ordinary Shares outstanding immediately after giving effect to such exercise; provided that such Abingworth Fund may increase or decrease such percentage to any other percentage (or waive the applicability of the ownership “blocker” provision) upon written notice to the Issuer; provided, further, that any such increase (or waiver) would not be effective until the sixty-first (61st) day after such notice is delivered to the Issuer.  On April 28, 2011, Abingworth notified the Issuer that it desired to waive the applicability of the blocker provision described above with respect to all of the Warrants held by each of the Abingworth Funds, as permitted under the Warrants.  The waiver became effective 61 days from the date of such notice, and, thus, all of the Warrants became exercisable beginning on June 28, 2011.

       In accordance with the terms of the Securities Purchase Agreement, the Issuer filed with the Securities and Exchange Commission (the “SEC”) a registration statement to register the resale of the Ordinary Shares issued in the Private Placement (including the Warrant Shares) and used its commercially reasonable efforts to cause the Registration Statement to be declared effective by the SEC by the deadlines set forth in Securities Purchase Agreement.  The Purchasers also received certain “piggy-back” registration rights covering the Ordinary Shares issued in the Private Placement (including the Warrant Shares).

       As described in Item 3 of this Schedule 13D, on May 25, 2012, Abingworth notified the Issuer that each of the Abingworth Funds was irrevocably exercising its respective Warrant in full, such exercise to be effective upon each Abingworth Fund’s compliance with the provisions of Section 2 of the Warrants, including the payment of the exercise price for the number of Ordinary Shares being purchased by each Abingworth Fund and delivery of the original Warrants to the Issuer.  The Abingworth Funds committed to remit to the Issuer the Exercise Price of $12,750,000 for the 8,500,000 Warrant Shares as soon as the Abingworth Funds received such funds from their respective investors following a capital call issued to such investors.  The Abingworth Funds paid the Exercise Price for the 8,500,000 Warrant Shares to the Issuer on June 1, 2012 and all of the original Warrants were delivered to the Issuer on or prior June 4, 2012, after which the Issuer issued the Warrant Shares to the Abingworth Funds.

      The Securities Purchase Agreement also contained a right of first refusal in favor of each Purchaser to purchase up to such Purchaser’s Pro Rata Percentage (as defined in the Securities Purchase Agreement) of any offering (an “Equity Offering”) by the Issuer of Ordinary Shares or any other class or series of its capital stock, or any other securities convertible or exercisable into or exchangeable for Ordinary Shares or any other class or series of capital stock, subject to certain exceptions as set forth in the Securities Purchase Agreement.  To the extent any Other Purchaser elects not to exercise its right of first refusal to purchase its full Pro Rata Percentage of any Equity Offering, the Abingworth Funds shall have the first right of refusal to subscribe for and purchase any securities not subscribed for by any such Other Purchaser.   The right of first refusal would terminate with respect to a Purchaser (counting such Purchaser and its affiliates purchasing Ordinary Shares under the Securities Purchase Agreement as one Purchaser) at such time as such Purchaser (together with its affiliates) ceases to collectively own at least fifty percent (50%) of the Ordinary Shares purchased by such Purchaser and its affiliates at the Closing.  Thus, the right of first refusal has terminated with respect to the Abingworth Funds.

       Also, in connection with the transactions contemplated by the Securities Purchase Agreement, the Abingworth Funds entered into a Management Rights Agreement with the Issuer and certain of the Other Purchasers, whereby (i) the Abingworth Funds will have the right to nominate one designee for election to the Issuer’s Board of Directors (“Board”) for so long as the Abingworth Funds (together with their respective affiliates) beneficially own at least five percent (5%) of the issued and outstanding Ordinary Shares of the Issuer, (ii) each Lead Investor (as defined in the Management Rights Agreement) will individually have the right to nominate one designee for election to the Board so long as such Lead Investor beneficially owns the number of Ordinary Shares equal to at least fifty percent (50%) of the number of Ordinary Shares it purchased in the Private Placement, (iii) the Lead Investors will have the right to collectively nominate two (2) other individuals to the Board so long as the Lead Investors, collectively as a group, beneficially own in the aggregate at least twenty-five percent (25%) of the issued and outstanding Ordinary Shares of the Issuer and (iv) the parties to the Management Rights Agreement agreed to vote their Ordinary Shares in favor of the director designees specified in the foregoing clauses (i), (ii) and (iii).

       By virtue of the terms of the Management Rights Agreement, the Reporting Persons and the Other Purchasers party to the Management Rights Agreement may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.  The Reporting Persons and the Other Purchasers party to the Management Rights Agreement are not acting as a “group,” and the Reporting Persons disclaim beneficial ownership of, and any pecuniary interest in, all of the Ordinary Shares beneficially owned by the Other Purchasers party to the Management Rights Agreement.

       The foregoing descriptions of the Securities Purchase Agreement, the Warrants and the Management Rights Agreement do not purport to be complete and are qualified in their entirety by the terms of such document which are incorporated herein by reference in response to this Item 4 and which, (i) in the case of the Securities Purchase Agreement and the Form of Warrant, have been filed as exhibits to the Issuer’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed with the SEC on October 22, 2009, and (ii) in the case of the Management Rights Agreement, has been filed as an exhibit to this Schedule 13D.

       As described in Item 3 of this Schedule 13D, Mr. Anderson, as the Abingworth Funds’ designee to the Board, was awarded an aggregate of 120,000 Options on the Grant Date in consideration of his services as a director of the Issuer.  The Options were issued under the Plan and have an exercise price of $1.03 per share, provided that such per-share exercise price shall not be less than the par value of an Ordinary Share at any time (currently, 50 pence).   The Options initially were scheduled to vest in four equal increments of twenty-five percent (25%) per year beginning on the one-year anniversary of the Grant Date (or February 10, 2011), such that 30,000 Options would vest on each of the first, second, third and fourth anniversaries of the Grant Date.  However, in light of the Issuer’s announcement of favorable data from its MARINE trial for AMR101, the Board unanimously approved the acceleration of the vesting schedule relating to certain options (including the Options) granted by the Issuer, so that all of the vesting dates described above have been accelerated by a period of six months.

       Pursuant to an agreement, as amended, among Mr. Anderson and Abingworth, Mr. Anderson is permitted to retain 24,000 of the Options (such 24,000 Options, the “Anderson Options”), and Mr. Anderson has voting and dispositive power over the Anderson Options.  Mr. Anderson is deemed to hold the remaining 96,000 Options (collectively, the “Abingworth Options”) for the benefit of certain of the Abingworth Funds.  Of the Abingworth Options, (i) 48,000 Options are held by Mr. Anderson for the benefit of ABV V and (ii) 48,000 Options are held by Mr. Anderson for the benefit of AGE.  Mr. Anderson must exercise, vote or dispose of all of the Abingworth Options solely pursuant to the direction of Abingworth, and to the extent that any of the Abingworth Options are vested, ABV V or ABE, as applicable, is entitled to the Ordinary Shares issuable upon exercise of those Abingworth Options.  Since the Options vest on an annual basis, vested Options will be allocated amongst Mr. Anderson, ABV V and ABE on a pro rata basis.  For example, with respect to the 60,000 Options which already have vested, (x) 24,000 Options have been allocated to ABV V, (y) 24,000 Options have been allocated to AGE, and (z) 12,000 Options have been allocated to Mr. Anderson.

       Mr. Anderson also has been issued, to date, an aggregate of 11,683 Ordinary Shares in consideration of his services as a director of the Issuer.  Under an agreement entered into between Mr. Anderson and Abingworth on December 20, 2011, Mr. Anderson is deemed to hold all of these 11,683 Ordinary Shares on behalf of Abingworth for the benefit of the Abingworth Funds (specifically, 5,842 Ordinary Shares are held for the benefit of ABV V and 5,841 Ordinary Shares are held for the benefit of AGE).  Abingworth, on behalf of ABV V or AGE, as applicable, is entitled to direct the disposition of the these Ordinary Shares and to receive any proceeds received in connection with the sale or disposition of these Ordinary Shares.

       In addition, on December 10, 2010, the Abingworth Funds entered into pre-arranged stock trading plans (the “Initial Trading Plans” and each, an “Initial Trading Plan”) to sell Ordinary Shares of the Issuer.  Each Initial Trading Plan was designed to comply with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and provided for the sale, over a period of approximately one year, of up to (i) 3,750,000 Ordinary Shares held by ABV V, (ii) 3,750,000 Ordinary Shares held by AGE, and (iii) 1,000,000 Ordinary Shares held by ABE.  All sales of Ordinary Shares under the Initial Trading Plans were to be made in the broker’s discretion.  Copies of the Initial Trading Plans have been filed as Exhibits 5, 6 and 7 to this Schedule 13D.  As a result of the Lock-Up Agreement entered into in connection with the Offering (as defined and described below), the Reporting Persons amended each of the Initial Trading Plans to provide, among other things, for the suspension of each of the Initial Trading Plans during the Lock-Up Period, and that any trades under the Initial Trading Plans only could be effected during the period beginning on the first day following the expiration of the Lock-Up Period through and including December 10, 2011 (as so amended, the “Amended Trading Plans”).  Copies of the Amended Trading Plans have been filed as Exhibits 9, 10 and 11 to this Schedule 13D.

       Abingworth subsequently terminated the Amended Trading Plans on February 25, 2011, with no securities having been sold thereunder, and on March 9, 2011, ABV V, AGE and ABE each entered into a new pre-arranged stock trading plan (the “March 2011 Trading Plans” and each, a “March 2011 Trading Plan”) to sell Ordinary Shares.  As with the Initial Trading Plans, each March 2011 Trading Plan was designed to comply with Rule 10b5-1 under the Exchange Act, and all sales of Ordinary Shares under the March 2011 Trading Plans were to be made in the broker’s discretion.  The March 2011 Trading Plans provided for the sale, over a period of approximately one year, of up to (i) 3,750,000 Ordinary Shares held by ABV V, (ii) 3,750,000 Ordinary Shares held by AGE, and (iii) 1,000,000 Ordinary Shares held by ABE.  Under the March 2011 Trading Plans, on April 18, 2011, ABV V sold an aggregate of 1,843,016 Ordinary Shares, AGE sold an aggregate of 1,843,016 Ordinary Shares, and ABE sold an aggregate of 493,142 Ordinary Shares.  The Abingworth Funds terminated the March 2011 Trading Plans as of April 18, 2011, following the trades described in the preceding sentence.  Copies of the March 2011 Trading Plans have been filed as Exhibits 12, 13 and 14 to this Schedule 13D.

       As mentioned above, on January 6, 2011, the Issuer entered into an underwriting agreement (the “Underwriting Agreement”) with Jefferies & Company, Inc. and Leerink Swann LLC, acting as joint book-running managers and as representatives of the several underwriters named therein (collectively, the “Underwriters”), pursuant to which the underwriters agreed to purchase, and the Issuer agreed to sell, an aggregate of 12,000,000 ADSs at a price to the public of $7.60 per share ($7.296 per share, net of underwriting discounts and commissions) (the “Offering”).  Pursuant to the Underwriting Agreement, the Issuer also granted to the Underwriters a 30-day option to purchase up to an additional 1,800,000 ADSs to cover over-allotments, if any, at the same price, which the Underwriters exercised on January 6, 2011.  The Offering closed on January 11, 2011.  In connection with the Offering, the Abingworth Funds entered into a lock-up agreement (the “Lock-Up Agreement”) running in favor of the Underwriters with regard to future sales of the Issuer’s ADSs and Ordinary Shares and other securities exercisable or exchangeable for ADSs or Ordinary Shares for a period of 45 days after the date of the Prospectus Supplement (File No. 333-170505) dated January 6, 2011, filed pursuant to Rule 424(b)(5) under the Securities Act (the “Prospectus Supplement”), pursuant to which the Offering was made.  The description of the Lock-Up Agreement is qualified in its entirety by reference to the terms of the Lock-Up Agreement, a copy of which has been filed as Exhibit 8 to this Schedule 13D.

       On October 10, 2011, the Abingworth Funds entered into new pre-arranged stock trading plans (the “October 2011 Trading Plans” and each, an “October 2011 Trading Plan”) to sell Ordinary Shares of the Issuer.  As with the previous pre-arranged trading plans described above, each October 2011 Trading Plan was designed to comply with Rule 10b5-1 under the Exchange Act, and all sales of Ordinary Shares under the October 2011 Trading Plans are to be made in the broker’s discretion.  The October 2011 Trading Plans provide for the sale, over a period of approximately one year, of up to (i) 3,000,000 Ordinary Shares held by ABV V, (ii) 3,000,000 Ordinary Shares held by AGE, and (iii) 900,000 Ordinary Shares held by ABE.  The October 2011 Trading Plans were initially scheduled to become effective on October 25, 2011.  However, on October 17, 2011, each of the October 2011 Trading Plans was subsequently amended to provide that each such plan became effective on December 5, 2011.  Copies of the October Trading Plans, as so amended, have been filed as Exhibits 15, 16 and 17 to this Schedule 13D.  No Ordinary Shares were sold under the October 2011 Trading Plans, and the Abingworth Funds terminated the October 2011 Trading Plans as of April 19, 2012.

       As described in Item 5(c) of this Schedule 13D, the Abingworth Funds sold an aggregate of 2,300,000 Ordinary Shares on April 3, 2012, and sold an aggregate of 4,008,341 Ordinary Shares during the period from April 17, 2012 through April 19, 2012.  The Abingworth Funds sold these Ordinary Shares for investment purposes.

       On May 25, 2012, the Abingworth Funds entered into a new pre-arranged stock trading plan (the “May 2012 Trading Plan”) to sell Ordinary Shares.  Eight million (8,000,000) of the Warrant Shares will comprise the securities to be sold under the May 2012 Trading Plan.  As with the previous pre-arranged trading plans described above, the May 2012 Trading Plan is designed to comply with Rule 10b5-1 under the Exchange Act, and all sales of Ordinary Shares under the May 2012 Trading Plan are to be made in the broker’s discretion.  The May 2012 Trading Plan provides for the sale, over a period of approximately one year, of up to (i) 3,532,098 Ordinary Shares held by ABV V, (ii) 3,532,098 Ordinary Shares held by AGE, and (iii) 935,804 Ordinary Shares held by ABE.  The May 2012 Trading Plan will become effective on June 25, 2012.  A copy of the May 2012 Trading Plan has been filed as Exhibit 18 to this Schedule 13D.

Item 5.   Interest in Securities of the Issuer

       Item 5 of the Schedule 13D is hereby amended by deleting it in its entirety and substituting the following in lieu thereof:

       (a)           As of May 25, 2012 (the “Event Date”) and as of the date of filing of this Amendment (the “Filing Date”), ABV V may be deemed to beneficially own an aggregate of 4,485,198 Ordinary Shares, which number is comprised of (i) 4,461,198 Ordinary Shares held by ABV V (including 3,750,000 Ordinary Shares issued upon the exercise of Warrants held by ABV V, which Warrants were exercisable as of the Event Date) and (ii) 24,000 Ordinary Shares issuable upon exercise of options that may be deemed to be held on behalf of ABV V which were exercisable as of the Event Date and as of the Filing Date or which will become exercisable within 60 days from the Event Date or from the Filing Date.  Thus, as of the Event Date and as of the Filing Date, for purposes of Rule 13d-3 under the Exchange Act, ABV V may be deemed to beneficially own 3.1% of the Ordinary Shares deemed issued and outstanding.  The foregoing beneficial ownership percentages are based upon 146,391,588 Ordinary Shares issued and outstanding, which number is equal to (x) 137,891,588 Ordinary Shares (specifically, 137,578,304 ADSs and 313,284 Ordinary Shares) issued and outstanding as of May 3, 2012, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012 (File No. 333-176897), filed with the SEC on May 8, 2012 (the “Form 10-Q”), plus (y) 8,500,000 Ordinary Shares issued upon the exercise of Warrants held by the Abingworth Funds as described herein.

       As of the Event Date and as of the Filing Date, AGE may be deemed to beneficially own an aggregate of 4,485,197 Ordinary Shares, which number is comprised of (i) 4,461,197 Ordinary Shares held by AGE (including 3,750,000 Ordinary Shares issued upon the exercise of Warrants held by AGE, which Warrants were exercisable as of the Event Date) and (ii) 24,000 Ordinary Shares issuable upon exercise of options that may be deemed to be held on behalf of AGE which were exercisable as of the Event Date and as of the Filing Date or which will become exercisable within 60 days from the Event Date or from the Filing Date.  Thus, as of the Event Date and as of the Filing Date, for purposes of Rule 13d-3 under the Exchange Act, AGE may be deemed to beneficially own 3.1% of the Ordinary Shares deemed issued and outstanding.  The foregoing beneficial ownership percentages are based upon 146,391,588 Ordinary Shares issued and outstanding, which number is equal to (x) 137,891,588 Ordinary Shares (specifically, 137,578,304 ADSs and 313,284 Ordinary Shares) issued and outstanding as of May 3, 2012, as reported by the Issuer in the Form 10-Q, plus (y) 8,500,000 Ordinary Shares issued upon the exercise of Warrants held by the Abingworth Funds as described herein.

       As of the Event Date and as of the Filing Date, ABE may be deemed to beneficially own an aggregate of 1,176,773 Ordinary Shares, which number is comprised of 1,176,773 Ordinary Shares held by ABE (including 1,000,000 Ordinary Shares issued upon the exercise of Warrants held by ABE, which Warrants were exercisable as of the Event Date).  Thus, as of the Event Date and as of the Filing Date, for purposes of Rule 13d-3 under the Exchange Act, ABE may be deemed to beneficially own 0.8% of the Ordinary Shares deemed issued and outstanding.  The foregoing beneficial ownership percentages are based upon 146,391,588 Ordinary Shares issued and outstanding, which number is equal to (x) 137,891,588 Ordinary Shares (specifically, 137,578,304 ADSs and 313,284 Ordinary Shares) issued and outstanding as of May 3, 2012, as reported by the Issuer in the Form 10-Q, plus (y) 8,500,000 Ordinary Shares issued upon the exercise of Warrants held by the Abingworth Funds as described herein.

       Abingworth is not the owner of record of any Ordinary Shares (including any Warrant Shares) or Options to purchase Ordinary Shares.  Abingworth, as the investment manager to the Abingworth Funds, may be deemed to beneficially own, in the aggregate, 10,147,168 Ordinary Shares, which number includes 10,099,168 Ordinary Shares held by the Abingworth Funds (including 8,500,000 Ordinary Shares issued upon the exercise of Warrants held by the Abingworth Funds, which Warrants were exercisable as of the Event Date), and Options to purchase an aggregate of 48,000 Ordinary Shares that may be deemed to be held on behalf of certain Abingworth Funds, representing approximately 6.9% of the Ordinary Shares of the Issuer deemed issued and outstanding.  The foregoing beneficial ownership percentages are based upon 146,391,588 Ordinary Shares issued and outstanding, which number is equal to (x) 137,891,588 Ordinary Shares (specifically, 137,578,304 ADSs and 313,284 Ordinary Shares) issued and outstanding as of May 3, 2012, as reported by the Issuer in the Form 10-Q, plus (y) 8,500,000 Ordinary Shares issued upon the exercise of Warrants held by the Abingworth Funds as described herein.

       (b)           As set forth in the cover sheets to this Schedule 13D, (i) ABV V has shared voting and dispositive power with respect to the 4,461,198 Ordinary Shares held by ABV V (which includes the 3,750,000 Ordinary Shares issued upon the exercise of Warrants held by ABV V, which Warrants were exercisable as of the Event Date), and the 24,000 Ordinary Shares issuable upon exercise of Options that may be deemed to be held on behalf of ABV V which were exercisable as of the Event Date and as of the Filing Date or which will become exercisable within 60 days from the Event Date or from the Filing Date, and has sole voting and dispositive power over none of the securities reported herein; (ii) AGE has shared voting and dispositive power with respect to the 4,461,197 Ordinary Shares held by AGE (which includes the 3,750,000 Ordinary Shares issued upon the exercise of Warrants held by AGE, which Warrants were exercisable as of the Event Date), and the 24,000 Ordinary Shares issuable upon exercise of Options that may be deemed to be held on behalf of AGE which were exercisable as of the Event Date and as of the Filing Date or which will become exercisable within 60 days from the Event Date or from the Filing Date, and has sole voting and dispositive power over none of the securities reported herein; (iii) ABE has shared voting and dispositive power with respect to the 1,176,773 Ordinary Shares held by ABE (which includes the 1,000,000 Ordinary Shares issued upon the exercise of Warrants held by ABE, which Warrants were exercisable as of the Event Date), and has sole voting and dispositive power over none of the securities reported herein; and (iv) Abingworth has shared voting and dispositive power with respect to the 10,099,168 Ordinary Shares held by the Abingworth Funds (which includes the 8,500,000 Ordinary Shares issued upon the exercise of Warrants held by the Abingworth Funds, which Warrants were exercisable as of the Event Date), and the 48,000 Ordinary Shares issuable upon exercise of Options that may be deemed to be held on behalf of ABV V and AGE which were exercisable as of the Event Date and as of the Filing Date or which will become exercisable within 60 days from the Event Date or from the Filing Date, and has sole voting and dispositive power over none of the securities reported herein.

       (c)           As described in Items 3 and 4 of this Schedule 13D, the Abingworth Funds purchased an aggregate of 8,500,000 Ordinary Shares upon the exercise of Warrants at an exercise price of $1.50 per share.  Also, as previously disclosed by the Reporting Persons:

•
On April 3, 2012, the Abingworth Funds sold an aggregate of 2,300,000 Ordinary Shares, as follows: ABV V sold 1,000,000 Ordinary Shares, AGE sold 1,000,000 Ordinary Shares, and ABE sold 300,000 Ordinary Shares.  All of these Ordinary Shares were sold at a price of $11.00 per share.

•
On April 17, 2012, the Abingworth Funds sold an aggregate of 1,712,000 Ordinary Shares, as follows: ABV V sold 760,128 Ordinary Shares, AGE sold 760,128 Ordinary Shares, and ABE sold 191,744 Ordinary Shares.  All of these Ordinary Shares were sold at a price of $9.6111 per share.

•
On April 18, 2012, the Abingworth Funds sold an aggregate of 1,614,341 Ordinary Shares, as follows: ABV V sold 716,767 Ordinary Shares, AGE sold 716,767 Ordinary Shares, and ABE sold 180,807 Ordinary Shares.  All of these Ordinary Shares were sold at a price of $9.6049 per share.

•
On April 19, 2012, the Abingworth Funds sold an aggregate of 682,000 Ordinary Shares, as follows: ABV V sold 302,808 Ordinary Shares, AGE sold 302,808 Ordinary Shares, and ABE sold 76,384 Ordinary Shares.  All of these Ordinary Shares were sold at a price of $9.6574 per share.

       Other than as described herein, during the past sixty (60) days on or prior to the Event Date, and from the Event Date to the Filing Date, there were no purchases or sales of Ordinary Shares, or securities convertible into or exchangeable for Ordinary Shares, by the Reporting Persons or any person or entity for which the Reporting Persons possess voting control over the securities thereof.

       (d)           Each Abingworth Fund has the right to receive dividends from, or proceeds from the sale of, the Ordinary Shares (including the Ordinary Shares issued upon exercise of the Warrants) held by it and the Options (including the Ordinary Shares issuable upon exercise thereof) held by Mr. Anderson on its behalf.  The limited partners or shareholders of each Abingworth Fund have the right to participate indirectly in the receipt of dividends from, or proceeds from the sale of, the Ordinary Shares (including the Ordinary Shares issued upon exercise of the Warrants) held by it and the Options (including the Ordinary Shares issuable upon exercise thereof) held by Mr. Anderson on its behalf, in accordance with their respective ownership interests in such Abingworth Fund.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

       Item 6 of the Schedule 13D is hereby amended by deleting it in its entirety and substituting the following in lieu thereof:

       As described in Items 3 and 4 of this Schedule 13D, the Abingworth Funds purchased the Ordinary Shares and Warrants pursuant to the Securities Purchase Agreement.  In connection with the transactions contemplated by the Securities Purchase Agreement, the Abingworth Funds entered into a Management Rights Agreement with the Issuer and certain of the Other Purchasers.

      As described in Item 4 of this Schedule 13D, the Abingworth Funds entered into the Lock-Up Agreement in connection with the Offering.  A copy of the Lock-Up Agreement is filed as Exhibit 8 to this Schedule 13D.  As described in Item 4 of this Schedule 13D, the Abingworth Funds entered into the March 2011 Trading Plans (copies of which have been filed as Exhibits 12, 13 and 14 to this Schedule 13D), each of which was terminated by Abingworth.  Also as described in Item 4 of this Schedule 13D, the Abingworth Funds entered into new pre-arranged trading plans, the October Trading Plans, in October, 2011 (copies of which have been filed as Exhibits 15, 16 and 17 to this Schedule 13D), each of which was terminated by Abingworth.  On May 25, 2012, the Abingworth Funds entered into a pre-arranged trading plan with J.P. Morgan Securities LLC, as broker, a copy of which has been filed as Exhibit 18 to this Schedule 13D.

Item 7.   Material to be Filed as Exhibits

       Item 7 of the Schedule 13D is hereby amended to add the following additional exhibit:

          Exhibit 18          Rule 10b5-1 Sales Plan, dated as of May 25, 2012, by and among the Abingworth Funds and J.P. Morgan Securities LLC, as Broker.

Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 5, 2012

ABINGWORTH BIOVENTURES V L.P.

By: Abingworth LLP, its Manager

By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

ABINGWORTH BIOVENTURES V CO-INVEST GROWTH EQUITY FUND LP

By: Abingworth LLP, its Manager

By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

ABINGWORTH BIOEQUITIES MASTER FUND LIMITED

By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

ABINGWORTH LLP

By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Exhibit 18

Sales Plan

Sales Plan, adopted May 25, 2012 (the “Sales Plan”), between Abingworth Bioventures V L.P. (“ABV V”), Abingworth Bioventures V Co-Invest Growth Equity Fund L.P. (“AGE”), and Abingworth Bioequities Master Fund Limited (“ABE” and collectively with ABV V and AGE, “Seller”) and J.P. Morgan Securities LLC (“JPMS”).

RECITALS

WHEREAS, the Seller desires to establish this Sales Plan to sell American Depositary Shares, or ADS, each representing one ordinary share, par value ₤0.50 per share (the “Stock”), of  Amarin Corporation plc (the “Issuer”); and

WHEREAS, the Seller desires to sell a total of 8,000,000 shares of Stock (the “Total Plan Shares”), and

WHEREAS, the Seller desires to engage JPMS to effect sales of shares of Stock in accordance with the Sales Plan;

NOW, THEREFORE, the Seller and JPMS hereby agree as follows:

A.  IMPLEMENTATION OF THE SALES PLAN

1.       JPMS shall effect sales (each a “Sale”) of shares of Stock only on days on which The NASDAQ Stock Market (the “Exchange”) is open and the Stock trades regular way on the Exchange, pursuant to the specific instructions specified on Schedule A.

2.       Seller acknowledges and agrees that JPMS will handle the above order on a best efforts basis.  In the event any limit prices of orders are away from the prevailing market prices at any time, there can be no assurance that such orders will be executed in whole or in part.  Seller agrees that all orders may be partially executed and will not be treated as an all or none order.

3.       Seller agrees to deposit 8,000,000 shares of Stock into the JPMorgan Chase Bank, N.A. Asset Custody Account or JPMS Margin Brokerage Account (“Account”) prior to commencement of any sales under this Sales Plan.  Of these shares of Stock, (i) 3,532,098 shares of Stock are held by ABV V, (ii) 3,532,098 shares of Stock are held by AGE, and (iii) 935,804 shares of Stock are held by ABE.  JPMS reserves the right to suspend or cancel this Sales Plan prior to the first Sale if the shares of Stock have not been deposited into an Account for any reason.  JPMS shall withdraw Stock from the Seller’s Account in order to effect sales of Stock under this Sales Plan.  If on any day that sales are to be made under this Sales Plan the number of shares of Stock in the Seller’s Account is less than the number of shares to be sold on such day, then JPMS shall notify Seller promptly of such deficiency, and Seller agrees to promptly deposit into the Account the number of shares of Stock necessary to eliminate such deficiency.

4.       Seller agrees not to remove or transfer shares of Stock out of the Account, in any manner that would cause an alteration of, or deviation from, the terms of this Sales Plan.

5.       To the extent that any Stock remains in the Seller’s Account upon termination of this Sales Plan, JPMS agrees to return any such Stock for which JPMS had restrictions removed for the purpose of this Sales Plan promptly to the Issuer’s transfer agent for relegending to the extent that such Stock would then be subject to transfer restrictions in the hands of the Seller.

6.       JPMS will deduct its reasonable and customary commissions (as previously agreed by Seller and JPMS) from the proceeds of sales of Stock under this Sales Plan, together with any other out-of-pocket expenses incurred by JPMS in connection with such sales.

7.       The Total Plan Shares, the shares to be sold on a particular day, and the limit prices shall be adjusted automatically on a proportionate basis to take into account any stock split, reverse stock split or stock dividend with respect to the Stock or any change in capitalization with respect to the Issuer that occurs during the term of this Sales Plan.

8.       Subject to Paragraph F.5, this Sales Plan shall become effective on the later of June 25, 2012 (“Effective Date”) or 30 days after the date that this Sales Plan is adopted, and shall terminate on the earlier of (a) the close of business on the first anniversary of the Effective Date; (b) the date on which the Total Plan Shares have been sold; (c) the date this Sales Plan is terminated pursuant to Section E; (d) the date on which the unit of JPMS responsible for executing sales of Stock pursuant to this Sales Plan receives notice or otherwise becomes aware of (i) the closing of a tender or exchange offer with respect to the Stock or of a merger, acquisition, reorganization, recapitalization or comparable transaction affecting the securities of the Issuer as a result of which the Stock is to be exchanged or converted into shares of another company or for other consideration; (ii) or the commencement or impending commencement of any proceedings in respect of or triggered by Seller’s bankruptcy or insolvency.

9.       Seller acknowledges and agrees that it does not have authority, influence or control over any sales of Stock effected by JPMS pursuant to this Sales Plan, and will not attempt to exercise any authority, influence or control over such sales.  JPMS agrees not to seek advice from Seller with respect to the manner in which it effects sales under this Sales Plan.  JPMS shall execute the trades in such a way as to attempt to minimize the negative price impact on the market and to attempt to maximize the prices obtained for the shares sold.  JPMS may use its discretion in how to work the order to attempt to achieve the best execution above the minimum price per share, but at no time will the Seller communicate to JPMS any instructions on how to execute the order.

10.           Seller will be notified of all transactions pursuant to customary trade confirmations that are provided in the normal course of JPMS’s business.  In addition, JPMS will use best efforts to notify both the Issuer and Seller via email of each transaction pursuant to this Sales Plan no later than one business day after the trading date of such transaction.

11.       Seller understands that JPMS may not be able to effect a sale due to a market disruption or suspension of this Sales Plan pursuant to Paragraph E.2 due to a legal, regulatory or contractual restriction applicable to JPMS, an insufficient number of shares of Stock being in  the Account, or, to the extent that the shares of Stock are being sold in accordance with such rules, JPMS having received written confirmation from the Issuer that the Issuer has not complied with the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) that are a condition to complying with Rule 144 or 145 under the Securities Act of 1933 (the “Securities Act”), or a pending sale under this Sales Plan causing Seller to exceed any applicable volume limitations of Rule 144 or 145 under the Securities Act.  If any sale cannot be executed as required by Paragraph A.1 due to: (a) Issuer not complying with the reporting requirements of Section 13 or 15(d) of the Exchange Act that are a condition to complying with Rule 144 or 145 under the Securities Act, JPMS will carry over any unsold shares to be sold in whole or in increments pursuant to the terms of Schedule A as and when the Issuer has provided written confirmation to the unit of JPMS responsible for executing sales of Stock pursuant to this Sales Plan that the Issuer is currently compliant with such reporting requirements; (b) the applicable volume limitations of Rule 144 or 145 under the Securities Act, then JPMS will recalculate the volume limitations on a weekly basis and carry over any unsold shares to be sold in whole or in increments pursuant to the terms of Schedule A as and when the volume limitations permit; or (c) a market disruption or suspension of this Sales Plan pursuant to Paragraph E.2 due to a legal, regulatory or contractual restriction applicable to JPMS, JPMS will carry over any unsold shares to be sold in whole or in increments pursuant to the terms of Schedule A as and when the unit of JPMS responsible for executing sales of Stock pursuant to this Sales Plan receives notice or otherwise becomes aware that such legal, regulatory or contractual restriction has lapsed.

12.       It is the intent of the parties that this Sales Plan comply with the requirements of Rule 10b5-1(c)(1) under the Exchange Act and this Sales Plan shall be interpreted to comply with the requirements of Rule 10b5-1(c)(1).

B.  RULES 144 AND 145

The following three paragraphs shall only apply to sales of shares of Stock held by Seller pursuant to Rules 144 or 145.

1.       JPMS agrees to conduct all sales in accordance with the manner of sale requirement of Rule 144 or 145 under the Securities Act, and in no event shall JPMS effect any such sale if such sale would exceed the then applicable volume limitation under Rule 144, assuming JPMS’s sales under this Sales Plan and those notified to JPMS pursuant to Paragraph B.3 are the only sales subject to that limitation.  JPMS will be responsible for completing and filing on behalf of the Seller the required Form 144s that Seller shall execute and provide, as requested by JPMS. Seller understands and agrees that JPMS shall make one Form 144 filing at the start of each three-month period with the initial filing made on the date on which the first order to sell Stock is placed hereunder. JPMS agrees to make such filing in paper, and not electronic format.

2.       Each such Form 144 shall state in the “Remarks” section that the sales thereunder are being made pursuant to a previously adopted plan intended to comply with Rule 10b5-1(c), shall include the date the Seller adopted this Sales Plan and shall indicate that the representation regarding the Seller’s knowledge of material information speaks as of the adoption date of this Sales Plan.

3.       Seller agrees not to take any action that would cause the sales not to comply with Rule 144 or 145, and Seller agrees not to cause any person or entity with which Seller would be required to aggregate sales of Stock pursuant to paragraph (a)(2) or (e) of Rule 144 to take any action that would cause the sales not to comply with Rules 144 or 145.  Seller will provide notice of any such transactions during the three months preceding the date hereof (provided that transactions included in reports filed by Abingworth LLP under Section 16 of the Exchange Act prior to the date hereof, copies of which Abingworth shall provide to JPMS, shall constitute sufficient notice hereunder) and may not enter into any other selling program or transaction without the prior consent of JPMS.

C.  REPRESENTATIONS AND AGREEMENTS OF SELLER

1.       Seller represents and warrants that as of the time of execution of, and entering into, this Sales Plan: (a) to the best of Seller’s knowledge there is no blackout period (as defined in 17 C.F.R. Section 245.100(b), a “Blackout Period”) in effect for Issuer, (b) the Seller is not aware of material, nonpublic information with respect to the Issuer or any securities of the Issuer (including the Stock) or of the actual or approximate beginning or ending dates of a Blackout Period for the Issuer, and (c) the Seller is entering into this Sales Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1 under the Exchange Act or other applicable securities laws.

2.       At the time of Seller’s execution of this Sales Plan, Seller has not entered into or altered a corresponding or hedging transaction with respect to the Total Plan Shares.  Seller agrees not to enter into any such transaction while this Sales Plan remains in effect.

3.       Seller agrees to make all filings, if any, required under and monitor its own compliance with Sections 13(d), 13(g) and 16 of the Exchange Act.

4.       Except as provided in Paragraph B.1, Seller acknowledges and agrees that JPMS has no duty to determine whether Seller has violated Rules 144 or 145 under the Securities Act, or Sections 13(d), 13(g) or 16 of the Exchange Act or the rules adopted by the SEC thereunder.  Seller understands that this Plan in no way alters its obligations and responsibilities under Section 16, including those prohibitions against short swing profits.

5.       Seller understands that there may be specific state law restrictions or limitations applicable to this Sales Plan. Seller acknowledges and agrees that JPMS has not provided Seller with any tax, accounting or legal advice.  Seller understands that it should seek the advice of counsel regarding this Sales Plan and the various securities and tax law issues related thereto.

6.           Seller agrees to notify JPMS immediately in the event of trading restrictions being imposed as the result of any lock up event restricting sales by affiliates, such as a stock offering or tender offer.

7.       Seller represents and warrants that it is able to sell shares of Stock, as contemplated by this Sales Plan, in accordance with the Issuer’s insider trading policies and Seller has obtained the acknowledgement of the Issuer to enter into this Sales Plan. Seller further represents and warrants that the Stock is not subject to any liens, security interests or other impediments to transfer (except for limitations imposed by Rules 144 or 145, if applicable).

D.  INDEMNIFICATION AND LIMITATION ON LIABILITY

1.       Seller agrees to indemnify and hold harmless JPMS and its directors, officers, employees and affiliates from and against all claims, losses, damages and liabilities to third parties (including without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) arising out of or attributable to JPMS’s actions taken or not taken in compliance with this Sales Plan or arising out of or attributable to any breach by Seller of this Sales Plan (including Seller’s representations and warranties hereunder) or any violation by Seller of applicable laws or regulations.  This indemnification shall survive termination of this Sales Plan.  Notwithstanding the foregoing, Seller shall have no indemnification obligation to the extent any claims, losses, damages or liabilities are due to the fraud gross negligence, recklessness or willful misconduct of JPMS or any other indemnified person.

2.       Notwithstanding any other provision hereof, JPMS shall not be liable to Seller for: (a) special, indirect, punitive, exemplary or consequential damages, or incidental losses or damages of any kind, even if advised of the possibility of such losses or damages or if such losses or damages could have been reasonably foreseen; or (b) any failure to perform or to cease performance or any delay in performance that results from a cause or circumstance that is beyond its reasonable control, including but not limited to failure of electronic or mechanical equipment, strikes, failure of common carrier or utility systems, severe weather, market disruptions or other causes commonly known as “acts of God”.

E.  SUSPENSION, TERMINATION AND AMENDMENT

1.       This Sales Plan may be (a) suspended or terminated by Issuer at any time upon written notice to JPMS, which may be given at any time except during the regular trading hours of the Exchange, or (b) terminated by Seller at any time upon written notice to JPMS, which may be given at any time except during the regular trading hours of the Exchange.  Any such suspension or termination shall be made in good faith and not as a part of a plan or scheme to evade the prohibitions of Rule 10b5-1 or other applicable securities laws.  In the case of a suspension or termination by Seller, JPMS will require certain representations from Seller as a condition to such suspension or termination, which Seller representations shall be substantially in the form of Schedule B attached hereto.

2.           This Sales Plan shall be suspended, or at JPMS’s option, terminated, in either case, if the unit of JPMS responsible for executing sales of Stock pursuant to this Sales Plan receives notice or otherwise becomes aware, whether pursuant to Paragraph C.6 or otherwise, of the occurrence of any legal, contractual or regulatory restriction applicable to Seller or its affiliates, including without limitation, any restriction related to a tender or exchange offer with respect to the Stock or a merger, acquisition, reorganization, recapitalization or comparable transaction affecting the securities of the Issuer as a result of which the Stock is to be exchanged or converted into shares of another company or for other consideration, or an equity or debt offering requiring an affiliate lock-up, that would prohibit sales pursuant to this Sales Plan.

3.       Seller may amend or modify this Sales Plan only upon the written consent of JPMS.  Any such amendment or modification shall be made in good faith and not as a part of a plan or scheme to evade the prohibitions of Rule 10b5-1 or other applicable securities laws.  Seller agrees that he will not amend or modify this Sales Plan at any time:  (a) that a Blackout Period is in effect for Issuer or (b) that he is aware of any material non-public information about the Issuer and/or the Stock or of the actual or approximate beginning or ending dates of a Blackout Period for Issuer.  JPMS will require certain representations from Seller and acknowledgement of Issuer as a condition to such amendment or modification, which shall be substantially in the form of Schedule C attached hereto.

F.  GENERAL

1.       This Sales Plan shall be governed by and construed in accordance with the laws of the State of New York without reference to choice of law principles and may be modified or amended only by a writing signed by the parties hereto and acknowledged by the Issuer.

2.       This Sales Plan shall be subject to all terms and conditions governing the Seller’s Account, including the General Terms for Accounts and Services, the Asset Account Agreement and the JPMS Brokerage Agreement, including such provisions dealing with binding arbitration and waiving the right to litigate.  This Sales Plan, together with the terms and conditions referenced in the preceding sentence, as well as any amendments or modifications made pursuant to this Sales Plan and those terms and conditions, represent the complete agreement between the parties on these subjects.

3.       All notices to JPMS under this Sales Plan shall be given to JPMS by email to JPM_10b5-1@jpmorgan.com and Richelle.Mackiewicz@jpmorgan.com, by facsimile at (212) 464-1118 or by certified mail at J.P. Morgan Securities LLC, 270 Park Avenue, 5th Floor, New York, NY  10017, Attn:  Richelle Mackiewicz.

4.       All notices to the Seller shall be given to the Seller by email to legal@abingworth.com and abell@abingworth.com, by facsimile at +44 207 534 1539 or by certified mail at Abingworth LLP, 38 Jermyn Street, London, SW1Y 6DN, United Kingdom; Attn General Counsel.

5.       Seller’s rights and obligations under this Sales Plan may not be assigned or delegated without the written permission of JPMS.

6.       This Sales Plan shall not be effective until executed by Seller and JPMS, and acknowledged by Issuer.  This Sales Plan may be signed in any number of counterparts and by electronic or facsimile signature, each of which shall be an original, with the same effect as if the signatures thereto were upon the same instrument.

 Executed by Seller as of this 25th day of May, 2012:

ABINGWORTH BIOVENTURES V L.P.

By: Abingworth LLP, its Manager

By:	/s/ James Abell
Name: James Abell
Title: Member

ABINGWORTH BIOVENTURES V CO-INVEST GROWTH EQUITY FUND LP

By: Abingworth LLP, its Manager

By:	/s/ James Abell
Name: James Abell
Title: Member

ABINGWORTH BIOEQUITIES MASTER FUND LIMITED

By:	/s/ James Abell
Name: James Abell
Title: Authorized Signatory

J.P. Morgan Securities LLC

By:	/s/ Richelle Mackiewicz
Name: Richelle Mackiewicz
Title: Managing Director

By:	/s/ Rick Penafiel
Name: Rick Penafiel
Title: Managing Director

Acknowledged:

Amarin Corporation plc

By:	/s/ Joseph Kennedy	May 25, 2012
Name:	Joseph Kennedy
Title:	SVP, General Counsel

SCHEDULE A

Beginning on the Effective Date or on the following trading day if the Nasdaq Global Market (the “Market”) is not open on such day, JPMS will place orders for 8,000,000 shares of Stock as set forth in the table below.

The shares of Stock to be sold under this Sales Plan are as follows:

Abingworth Bioventures V L.P. – 3,532,098 shares

Abingworth Bioventures V Co-Invest Growth Equity Fund L.P. – 3,532,098 shares

Abingworth Bioequities Master Fund Limited – 935,804 shares

All sales under this Sales Plan will be allocated among Abingworth Bioventures V L.P., Abingworth Bioventures V Co-Invest Growth Equity Fund L.P., and Abingworth Bioequities Master Fund Limited on a pro rata basis.

Minimum price/share	ABV V Shares	AGE Shares	ABE Shares	Total
$[ ]	883,024	883,024	233,951	1,999,999
$[ ]	883,025	883,025	233,951	2,000,001
$[ ]	883,024	883,024	233,951	1,999,999
$[ ]	883,025	883,025	233,951	2,000,001
	_______________	_______________	_______________	_______________
	3,532,098	3,532,098	935,804	8,000,000

The orders will be treated as limit orders not held, good until sold or the expiration or termination of the Sales Plan.

JPMS will not execute trades more than one hour before the Market is due to open for trading, or more than one hour after the close of the Market.

SCHEDULE B

Form of Seller Representations (Termination)

Termination of 10b5-1 Sales Plan

To:         J.P. Morgan Securities LLC
270 Park Avenue, 5th Floor
New York, NY 10017
Attn:  Richelle Mackiewicz

I, the Seller, _______________________, am hereby notifying you of termination of the Sales Plan dated __________________, in its entirety.  I represent and warrant that such termination is in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1 under the Securities Exchange Act of 1934 or other applicable securities law.

This termination will become effective on ________________, subject to JPMS confirming receipt of the signed Termination Notice.

IN WITNESS WHEREOF, the undersigned have signed this Notice of Termination of the Sales Plan as of the date specified below.

__________________________________	__________, 201_
[SELLER]

J.P. Morgan Securities LLC

By:	___________________________________	__________, 201_
Name: Richelle Mackiewicz
Title: Managing Director

SCHEDULE C

Form of Representations (Amendment/Modification)

Modification of 10b5-1 Sales Plan

To:     J.P. Morgan Securities LLC
270 Park Avenue, 5th Floor
New York, NY 10017
Attn:  Richelle Mackiewicz

I, the Seller, _____________________, represent and warrant that, as of ___________________, I (a) am not aware of any material, nonpublic information with respect to the Issuer or securities of the Issuer and, (b) am requesting modification of the Sales Plan dated __________________, in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1 under the Securities Exchange Act of 1934 or other applicable securities laws.

The Sales Plan is hereby modified as set forth [below] [on the attached [Schedule A and/or Schedule B]], which shall be in [addition to] [substitution of] any previously submitted [Schedule A and/or Schedule B].  This modification will become effective on __________________, subject to JPMS confirming receipt of the signed Modification Notice.

IN WITNESS WHEREOF, the undersigned have signed this Request for Modification of the Sales Plan as of the date specified below.

__________________________________	__________, 201_
[SELLER]

J.P. Morgan Securities LLC

By:	___________________________________	__________, 201_
Name: Richelle Mackiewicz
Title: Managing Director

Acknowledged:
[ISSUER]
       By:  ___________________________________        ___________, 201_
          Name:
          Title:
          Address: